Exhibit 3.13

CORRECTED CERTIFICATE

OF

CERTIFICATE OF DESIGNATION OF 5% SERIES A CONVERTIBLE PREFERRILD STOCK

OF

OMNICOMM SYSTEMS, INC., a Delaware corporation,

Pursuant to Section 103(l) of the General Corporate Law of the State of Delaware the ("GCL"), the undersigned, being the Chief Financial Officer of OmniComm Systems, Inc., hereby certifies as follows:

1.	The name of the corporation is OMNICOMM SYSTEMS, INC. (hereinafter referred to as the "Corporation"):

2.	The Certificate of Amendment to Certificate of Designation (the "Amended Certificate") of 5% Series A Convertible Preferred Stock (the "Series A Preferred Stock") of the Corporation as filed with the State of Delaware on September 6.2002 is hereby corrected to accurately establish the Stated Value of the Series A Preferred Stock as $1.00 per share. so that the Third Paragraph of the Amended Certificate is corrected to read as follows:

Third Paragraph is changed to read:

THIRD:

i.

that the holders of record of the 5 Series A Convertible Preferred Stock shall be entitled to receive, when and as declared and paid by the Company's Board of Directors or upon conversion of the 5% Series A Convertible Preferred Stock or upon any liquidation. dissolution or winding up of the Company, whether voluntary or involuntary, out of funds legally available for the declaration and payment of dividends, and in preference to any declaration or payment of dividends and distributions on any class or series of capital stock of the Company hereafter created not specifically ranking by its terms senior to or on parity with the 5% Series A Convertible Preferred Stock (collectively with the Common Stock. the Junior Securities), dividends at the rate of 5% of the Stated Value per share per annum (subject to adjustment in the event of stock splits, combination or similar events). Such dividends shall accrue quarterly from the date of the Amendment. Dividends per share shall be payable, at the Company's option, either in cash or in shares of Common Stock valued at $1.50 per share. Dividends on the 5% Series A Convertible Preferred Stock shall be cumulative so that if for any dividend accrual period, dividends in the amount specified in this section are not declared and paid or set aside for payment. the amount of accrued but unpaid dividends shall accumulate and be added to the dividends payable for subsequent dividend accrual periods; and

ii. Unless full cumulative dividends on all outstanding shares of 5% Series A Convertible Preferred Stock for all past dividends periods have been declared and paid, or declared and 11 sufficient sum for the payment thereof set apart, no dividend whatsoever shall be declared or paid upon, nor shall any distribution be made upon, any Junior Securities. nor shall any shares of junior Securities be purchased or redeemed by the Company nor shall any moneys be paid to or made available for a sinking fund for the purchase or redemption of any Junior Securities (other than, in each case, a distribution .or payment made solely in shares of Junior Securities), without, in each such case, the written consent of the holders of a majority of the outstanding shares of 5 Series A Convertible Preferred Stock, voting together as a class.

This amendment shall be effective on August 2, 2002 for accounting purposes only.

Dated: May 13, 2003

OmniComm Systems, Inc.

By:	/s/ Ronald T. Linares
Ronald T. Linares
Chief Financial Officer